Lucy’s Water World, Inc
4790 Caughlin Pkwy, Ste 387
Reno, NV 89519
775-851-7397 or 775-201-8331 fax

June 5, 2012

United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Reed Hooper
100 F Street, N.E.
Washington, DC 20549

Re:
Lucy’s Water World, Inc
Registration statement on Form S-1A8
File No: 333-17902

Dear Ladies and Gentlemen:

The undersigned, Lucy’s Water World, Inc, a Nevada corporation (the “Registrant”), has filed a Registration Statement on Form S-1/A 8 on June 5, 2012 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting  pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 2:00 PM June 7, 2012 or as soon thereafter as is possible.

Sincerely;

s/s Corey Chiu
Corey Chiu
President